                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

-----------------------------------------------------

In the Matter of
                                                       CERTIFICATE
Xcel Energy Inc.
                                                            OF
File No. 70-9635
                                                       NOTIFICATION
(Public Utility Holding Company
Act of 1935)

----------------------------------------------------

         This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel"), a Minnesota corporation, pursuant to Rule 24. Such filing is made pursuant to Xcel's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated August 22, 2000 (HCAR No. 27218) (the "Order") in the above-referenced file. The Order directed that Xcel file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. The Order specified the first Rule 24 was to be filed commencing with the first full calendar quarter following the date of the Order. As such, this certificate reports transactions from August 22, 2000 through December 31, 2000 (the "Fourth Quarter").


a.) FOLLOWING IS A COMPUTATION UNDER RULE 53(a) SETTING FORTH XCEL'S CONSOLIDATED RETAINED EARNINGS AND AGGREGATE INVESTMENT IN ALL EWGS AND FUCOS:

         Consolidated retained earnings:                        $2,258.6 million
         Aggregate investment in all EWGs and FUCOs*:           $1,194.8 million

         * The balance includes $781.9 million of Xcel's aggregate investment in NRG Energy, Inc. See item b) for further explanation.

b.)      FOLLOWING IS A LISTING OF XCEL'S AGGREGATE INVESTMENT IN EACH EWG:

         (IN MILLIONS)
         Investment in EWGs:
             NRG Energy, Inc.*                                   $    781.9
             Independent Power International                            3.2
             Denver City Energy Associates, L.P.                        7.5
                                                                 ----------
                                                                      792.6
         Investment in FUCOs                                          402.2
                                                                -----------
                                                                $   1,194.8
                                                                ===========

         * The aggregate investment represents Xcel's entire investment in NRG Energy, Inc., not just EWGs and FUCOs.

c.)      XCEL'S CONSOLIDATED CAPITALIZATION RATIO AS OF DECEMBER 31, 2000:

         Debt as a percentage of capitalization                                             61.1%
         (including approximately $1,475 million of short-term debt)

         Common equity as a percentage of capitalization                                    35.2%

         Preferred equity as a percentage of capitalization                                  3.7%
         (including mandatorily redeemable preferred securities)

d.)      MARKET-TO-BOOK RATIO OF XCEL'S COMMON STOCK AS OF DECEMBER 31, 2000:

         Market-to-book ratio at December 31, 2000                                           1.78

e.)      NEW EWG PROJECTS IN WHICH XCEL INVESTED OR COMMITTED TO INVEST DURING THE FOURTH QUARTER:

         None.

f.)      GROWTH IN CONSOLIDATED EARNINGS (SEGREGATING TOTAL EARNINGS GROWTH ATTRIBUTABLE TO EWG PROJECTS FROM
         THE REVENUE ATTRIBUTABLE TO ALL OTHER SUBSIDIARIES OF XCEL):

         (IN MILLIONS)

         Retained earnings growth from EWG projects                                 $     247,699
         Retained earnings growth from all other Xcel subsidiaries
              (reflects dividend payments)                                               (217,279)
                                                                                    --------------
         Total increase in consolidated retained earnings for the year
              ended December 31, 2000                                               $      30,420
                                                                                    =============


g.)      YEAR-TO-DATE REVENUES AND NET INCOME OF EACH EWG AS OF DECEMBER 31, 2000:

                                                                       REVENUE        NET INCOME (LOSS)
                                                                       -------        -----------------
         (in millions)
         NRG Energy, Inc.                                      $     1,684,066           $     250,142
         Independent Power International                                (5,055)                 (5,638)
         Denver City Energy Associates, L.P.                            32,505                   3,195


h.)      DEBT ASSUMED BY XCEL AT THE MERGER
         On August 18, 2000, New Century Energies, Inc. (NCE) and Northern States Power Co. merged and formed Xcel. Xcel assumed the following outstanding NCE obligations: $284,900,000 of guarantees issued by NCE for the benefit of its subsidiaries and $324,000,000 of short-term debt outstanding under the NCE credit agreement.

i.) PURCHASE PRICE PER SHARE OF REPORTED SALES OF XCEL COMMON STOCK AND THE MARKET PRICE PER SHARE AT THE DATE OF THE AGREEMENT OF SALE.
         None sold (other than through dividend reinvestment or benefit plans as described below).

j.) THE TOTAL NUMBER OF SHARES OF COMMON STOCK ISSUED DURING THE FOURTH QUARTER UNDER XCEL'S DIVIDEND REINVESTMENT PLAN AND XCEL SYSTEM EMPLOYEE BENEFIT AND EXECUTIVE COMPENSATION PLANS.
         Xcel issued 429,620 shares under its dividend reinvestment plan and 329,840 shares under its system employee benefit and executive compensation plans.

k.)      XCEL LONG-TERM DEBT ISSUED DURING FOURTH QUARTER
         On December 19, 2000, Xcel sold $600,000,000 principal amount of 7% Senior Notes due December 1, 2010. The notes were sold under the following terms and conditions.
                 Price to Public                                        99.716%
                 Underwriting Discount                                   0.650%
                 Proceeds to Xcel (before expenses)                     99.066%

         The underwriters were Salomon Smith Barney, Lehman Brothers, Banc of America Securities LLC, Banc One Capital Markets, Inc., BNY Capital Markets, Inc., Chase Securities Inc., Commerzbank Capital Markets and Wells Fargo Brokerage Services, LLC. The sale occurred pursuant to Xcel's Registration Statement No. 333-46842. The registration statement and the Rule 424(b) prospectus, filed with the Commission on December 12, 2000, are hereby incorporated by reference.

         The net proceeds from the sale of the notes were added to Xcel's general funds and used for equity contributions to its utility subsidiaries, to fund the repayment of an intercompany note and to repay short-term debt.

l.) THE NAMES OF THE GUARANTORS AND OF THE BENEFICIARIES OF ANY XCEL OR SUBSIDIARY GUARANTEE OR OTHER FORM OF CREDIT SUPPORT ISSUED DURING THE FOURTH QUARTER, AND THE AMOUNT, TERM AND PURPOSE OF THE GUARANTEE.
         1.      The following guarantees were issued during the Fourth Quarter:


Guarantor                    Benefiting Subsidiary         Amount           Matures           Purpose
---------------------------- ----------------------------- ---------------- ----------------- ------------------------------
Xcel                         e prime, inc.                 $2,000,000       Continuing        Gas Trading
Xcel                         e prime, inc.                 $1,500,000       Continuing        Gas and Power Trading
Xcel                         e prime, inc.                 $  300,000       1/1/02            Gas and Power Trading
Xcel                         e prime, inc.                 $  500,000       5/15/01           Gas and Power Trading
Xcel                         e prime, inc.                 $2,000,000       12/14/01          Gas Trading
Xcel                         e prime, inc.                 $4,000,000       Continuing        Gas and Power Trading
Xcel                         e prime, inc.                 $2,000,000       12/28/01          Gas Trading
Xcel                         e prime, inc.                 $5,000,000       Continuing        Gas Trading
Xcel                         e prime, inc.                 $4,500,000       6/23/01           Gas Trading
Xcel                         e prime, inc.                 $   50,000       12/29/01          Gas Trading
Xcel                         e prime, inc.                 $4,000,000       12/29/01          Gas and Power Trading
Xcel                         e prime, inc.                 $3,000,000       Continuing        Gas and Power Trading


2.       The following letters of credit were issued during the Fourth Quarter:
    Issuing Entity                        Beneficiary                             Amount             Expiration Date
    ------------------------------------- --------------------------------------- ------------------ ---------------------
    NRG Energy, Inc.                      Dakota County                           $       30,000     12/31/01
    NRG Energy,  Inc.                     City of Lakeville                       $       25,000     12/31/01
    NRG Power Marketing, Inc.             Southern Company Services               $      100,000     10/31/01
    NRG Energy, Inc.                      Credit Suisse                           $   10,000,000     11/30/01
    NRG Energy, Inc.                      Lumbermen's Underwriting                $      740,000     02/15/01
    NEO Corp.                             California Energy Commission            $      120,791     10/12/01
    NEO Corp.                             California Energy Commission            $      240,966     10/12/01
    NEO Corp.                             California Energy Commission            $      170,337     10/12/01

3.       The following letters of credit were renewed during the Fourth Quarter:
    Issuing Entity                        Beneficiary                             Amount             Expiration Date
    ------------------------------------- --------------------------------------- ------------------ ---------------------
    NRG Energy, Inc.                      Lyon Credit Corp.                       $    1,891,395     12/31/01
    NRG Energy, Inc.                      Lyon Credit Corp.                       $   15,159,561     12/31/01
    NRG Energy, Inc..                     Lyon Credit Corp.                       $    1,550,000     09/11/01
    NRG Power Marketing, Inc.             PJM Interconnection                     $    2,000,000     10/31/01
    NRG Energy, Inc.                      KOCBANK A.S.                            $      810,000     11/30/01
    NRG Energy, Inc.                      KOCBANK A.S.                            $      750,000     10/31/01
    NRG Energy, Inc.                      KOCBANK A.S.                            $      625,000     04/25/01
    NRG Energy, Inc.                      KOCBANK A.S.                            $      825,000     09/14/01


4. Xcel guaranteed $19,530,434 of surety bonds. Such guarantees are exempt under Rule 45 (b)(6).

m.) THE AMOUNT AND TERMS OF ANY SHORT-TERM DEBT ISSUED BY XCEL DURING THE FOURTH QUARTER.
         On November 10, 2000, Xcel entered into two credit agreements with several banks. One agreement is a $400 million, 364-day facility and the second agreement is a $400 million, five-year facility. The interest rate for direct borrowings under the 364-day facility is the Eurodollar Rate plus a spread of .32% if borrowings and letters of credit under both facilities is less than 33 1/3% of the total facility amounts and .42% if that sum is greater than $267 million. The interest rate for direct borrowings under the five-year facility is the Eurodollar Rate plus a spread of .30% if borrowings and letters of credit under both facilities is less than 33 1/3% of the total facility amounts and .40% if that sum is greater than $267 million. Proceeds from the facilities are used for general corporate purposes, primarily for supporting commercial paper borrowings.

         Xcel borrows and repays short-term debt on an on-going basis. As of December 31, 2000, Xcel had $266,303,000 in short-term debt outstanding at a cost of 6.88%.

n.) THE AMOUNT AND TERMS OF ANY FINANCING CONSUMMATED BY ANY UTILITY SUBSIDIARY THAT IS NOT EXEMPT UNDER RULE 52.
         On an on-going basis Cheyenne Light Fuel and Power Company (Cheyenne) borrows and repays short-term debt to Xcel. As of December 31, 2000, Cheyenne had $18,450,000 in short-term debt outstanding at a cost of 6.96%.

o.) THE AMOUNT AND TERMS OF ANY FINANCING CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE FOURTH QUARTER THAT ARE NOT EXEMPT UNDER RULE 52.

         Certain short-term inter-company notes are issued and repaid on an on-going basis. The proceeds are used for general corporate purposes. As of December 31, 2000 the following such inter-company notes were outstanding with an interest rate of 6.96%:


                                                                                                             Amount
Lender                                 Borrower                                                           Outstanding
-------------------------------------- ------------------------------------------------------------- -----------------------
Xcel                                   Xcel Energy WYCO Inc.                                         $       515,000
Xcel                                   Xcel Energy Services Inc.                                     $    35,125,000
Xcel                                   Xcel Energy International Inc.                                $   240,042,417
Quixx Corporation                      Xcel Energy International Inc.                                $    11,955,696
NCE Communications, Inc.               Xcel Energy Communications Group, Inc.                        $     1,900,000
Xcel                                   Xcel Energy Retail Holdings, Inc. ("Xcel Retail")             $     5,888,650
Xcel Energy Centrus                    Xcel Retail                                                   $       500,000
Xcel Retail                            Xcel Energy Cadence                                           $       875,500
Xcel Retail                            The Planergy Group                                            $     4,931,350
Xcel Retail                            Statco                                                        $       281,800
Utility Engineering                    Xcel Energy Wholesale Group, Inc.                             $    18,000,000


Xcel                                   Xcel Energy Wholesale Group, Inc.                             $     7,189,432
Utility Engineering                    Applied Power Associates, Inc.                                $       100,000
Utility Engineering                    Proto-Power Corporation                                       $     1,050,000
Utility Engineering                    Universal Utility Services                                    $       750,000
Utility Engineering                    Precision Resource Company                                    $       675,000
e prime                                Xcel Energy Markets Holdings, Inc.                            $     3,500,000
Texas-Ohio Pipeline, Inc.              e prime                                                       $       200,000


p.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY DURING THE FOURTH QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.
         NORTHERN-STATES POWER COMPANY - WISCONSIN On September 25, 2000, Northern States Power Company - Wisconsin (NSP-Wisconsin) sold $80,000,000 principal amount of 7.64% Senior Notes due October 1, 2008. The unsecured notes were sold under the following terms and conditions.
                 Price to Public                                       100.000%
                 Underwriting Discount                                   0.625%
                 Proceeds to NSP-Wisconsin (before expenses)            99.375%
         The proceeds to NSP-Wisconsin were used to pay down short-term debt. The underwriter was Salomon Smith Barney. Exemption for this issuance is under Rule 52(a).

         SOUTHWESTERN PUBLIC SERVICE COMPANY (SPS)
         SPS renewed a letter of credit for $1,968,520 for the benefit of Southwest Power Pool. The expiration date of the letter of credit was extended to January 1, 2002.

         UTILITY SUBSIDIARIES SHORT-TERM DEBT
         On an on-going basis the Utility Subsidiaries borrow and repay short-term debt. As of December 31, 2000, the Utility Subsidiaries listed below had outstanding short-term debt as follows:


                                 Utility Subsidiary                        Amount              Rate
                  -------------------------------------------------- -------------------- ---------------
                  Public Service Company of Colorado                 $ 155,200,000            7.66%
                  Southwestern Public Service Company                $ 674,579.000            7.05%
                  Northern States Power-Minnesota                    $ 359,189,000            6.82%
                  Northern States Power-Wisconsin                    $  15,900,000            6.70%


         PUBLIC SERVICE COMPANY OF COLORADO
         Public Service Company of Colorado obtained a letter of credit for $8,703,745 for the benefit of Vestas-American Wind Technology, Inc. The expiration date is December 6, 2001.

         Public Service Company of Colorado obtained a letter of credit for $3,000,000 for the benefit of PJM Interconnection, L.L.C. The expiration date is October 30, 2001.

q.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE FOURTH QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.
1.) At December 31, 2000, NRG Energy, Inc. had outstanding $8 million at an overnight rate of 9.5% in short-term bank loans under a $500 million revolving credit facility.

2.) On September 11, 2000, NRG Energy, Inc. sold $350,000,000 principal amount of 8.25% Senior Notes due September 15, 2010. The unsecured notes were sold under the following terms and conditions.
                 Price to Public                                        99.703%
                 Underwriting Discount                                   0.650%
                 Proceeds to NRG Energy, Inc.                           99.053%
         The proceeds to NRG Energy, Inc. were used for repayment of short-term debt incurred to fund acquisitions, primarily Flinders Power, and for investments and general corporate purposes.

3.) On September 8, 2000, Flinders Power, a subsidiary of NRG Energy, Inc., entered into a loan agreement for $81,400,000. The interest rate on the loan is 8.56% for $56,980,000 and 7.58% (floating) for $24,420,000. The loan agreement terminates on September 8, 2012. The proceeds from the loan were used primarily to fund the purchase price payable under a sale agreement.

r.) THE NOTIONAL AMOUNT AND PRINCIPAL TERMS OF ANY INTEREST RATE HEDGE OR ANTICIPATORY HEDGE ENTERED INTO DURING THE FOURTH QUARTER AND THE IDENTITY OF THE PARTIES TO SUCH INSTRUMENTS.

         Xcel entered into two interest rate locks with Salomon Smith Barney related to the long-term debt reported in paragraph k above. The first treasury lock had a notional value of $300 million and a trade date of December 13, 2000. The second treasury lock had a notional value of $200 million and a trade date of December 14, 2000. Both hedges terminated on December 14, 2000 and were based on the 10 year U.S. Treasury security yielding 5.750%.

s.) THE NAME, PARENT COMPANY AND AMOUNT INVESTED IN ANY NEW INTERMEDIATE SUBSIDIARY OR FINANCING SUBSIDIARY DURING THE FOURTH QUARTER. None was formed during the Fourth Quarter.

t.) CONSOLIDATED BALANCE SHEETS AS OF THE END OF THE FOURTH QUARTER AND SEPARATE BALANCE SHEETS AS OF THE END OF THE FOURTH QUARTER FOR EACH COMPANY, INCLUDING XCEL, THAT HAS ENGAGED IN FINANCING TRANSACTIONS DURING THE FOURTH QUARTER.
         The consolidated balance sheets of Xcel, Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company (Minnesota), Northern States Power Company (Wisconsin) and NRG Energy, Inc. as of December 31, 2000 are incorporated by reference. Such balance sheets were filed with the respective company's Form 10-K for December 31, 2000. The file numbers are as follows:
                  Xcel                                        1-3034
                  Public Service Company of Colorado          1-3280
                  Southwestern Public Service Company         1-3789
                  Northern States Power Company (Minnesota)   000-31709
                  Northern States Power Company (Wisconsin)   10-3140
                  NRG Energy, Inc.                            001-15891

         The following balance sheets as of December 31, 2000 were filed under confidential treatment pursuant to Rule 104(b):
         Exhibit 1         Xcel Energy Wyco Inc.
         Exhibit 2         Xcel Energy Services Inc.
         Exhibit 3         Xcel Energy International Inc.
         Exhibit 4         Xcel Energy Communications Group, Inc.
         Exhibit 5         NCE Communications, Inc.
         Exhibit 6         Xcel Energy Retail Holdings, Inc.
         Exhibit 7         Xcel Energy Cadence
         Exhibit 8         The Planergy Group
         Exhibit 9         Statco
         Exhibit 10        Xcel Energy Wholesale Group, Inc.
         Exhibit 11        Applied Power Associates, Inc.
         Exhibit 12        Proto-Power Corporation
         Exhibit 13        Univesal Utility Services
         Exhibit 14        Precision Resource Company
         Exhibit 15        Xcel Energy Markets Holdings, Inc.
         Exhibit 16        e prime
         Exhibit 17        Texas-Ohio Pipeline, Inc.
         Exhibit 18        Quixx Corporation
         Exhibit 19        Xcel Energy Centrus
         Exhibit 20        Utility Engineering
         Exhibit 21        Cheyenne Light, Fuel and Power Company
         Exhibit 22        NEO Corp.
         Exhibit 23        Flinders Power
u.)      REGISTRATION STATEMENTS FILED DURING THE FOURTH QUARTER
         The following registration statements were filed for Xcel:
         Form S-3 file number 333-46482 filed September 28, 2000
         Form S-8 file number 333-48610 filed October 25, 2000
         Form S-8 file number 333-48604 filed October 25, 2000
         Form S-8 file number 333-48590 filed October 25, 2000
         Form S-8 file number 333-51786 filed December 13, 2000


         I, Paul E. Pender, Treasurer of Xcel Energy Inc., certify that transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application-Declaration.

                                                     XCEL ENERGY INC.

                                                     By: /s/ Paul E. Pender
                                                         ------------------
                                                         Paul E. Pender
                                                         Treasurer

Dated:  March 30, 2001